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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **July, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___July 13, 2006____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

RSM PLANS TO CARRY OUT NEVADA EXPLORATION THIS YEAR TO INCLUDE DRILL TESTING THE COPPER-GOLD AND SEVERAL GOLD/SILVER PROJECTS

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, MAY 8, 2006, ROYAL STANDARD MINERALS INC. RSM plans to utilize some of the proceeds from the recent financing to complete further drill testing of the copper-gold and the gold-silver projects during the next 12 months.

The drilling program on the Pinon-Railroad property will concentrate on drill testing those areas identified as part of a copper resource study completed in 2005 for the property. The program will address the potential size of the copper-gold bearing system and further evaluate those area that returned significant copper grade and thickness from previous drilling programs that were targeted primarily for gold exploration.

Drilling is also planned to drill test a deep gold zone toward the northwest of the POD oxide gold/silver deposit. The current data base indicates that there is evidence of a northwest trending structural/stratigraphically controlled gold-silver bearing system. The drilling will begin testing the potential of this zone down plunge toward northwest.

The Pinon bulk tonnage gold-silver deposits are currently undergoing permitting for potential open pit gold-silver heap leach development project. The Company has engaged a consulting firm to complete an Environmental Assessment report for this project over the next several months. During this time the Company will be drill testing adjoining gold-silver drill targets that could be additive to the Pinon resources.

At the Fondaway gold-tungsten project RSM has filed the necessary plan of operation to re-enter the former Tenneco adit to carry out a bulk sampling program for metallurgical testing and underground drilling of the Paperweight zone gold resource.

At the Goldwedge project some of the proceeds will be allocated to purchase additional underground mining and surface equipment as part of a program to expand the rate of underground development and testing of the gold recovery plant.

RSM is an exploration and development company with advanced gold-silver projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 487-2460
Visit our website at Royal-Standard.com